Information Services Group, Inc.
Four Stamford Plaza
107 Elm St.
Stamford, CT 06902

January 29, 2007

VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, D.C.  20549
Attention:  John Reynolds

Re:	Information Services Group, Inc.
Registration Statement on Form S-1
File No. 333-136536

Mr. Reynolds:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 of Information Services Group, Inc. ( the “Company”) be accelerated so that the Registration Statement may become effective at 5:30 p.m. EST on January 30, 2007, or as soon as possible thereafter.  In this regard, the Company is aware of its obligations under the Act.

We enclose with this request a letter from the underwriters of the offering joining in the Company’s request for acceleration of the Registration Statement.

The Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this request, please do not hesitate to contact Emanuel Cherney (212-836-7061) or William Lonergan (212-836-7190) of Kaye Scholer LLP.

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Sincerely,

INFORMATION SERVICES GROUP,INC.

By:	/s/ Michael P. Connors
Michael P. Connors
Chairman and Chief Executive Officer